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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)
CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) announces that, in compliance with Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), Ms. Anne Wai Yui Chen (“Ms. Chen”) has resigned as the company secretary of the Company and one of the authorised representatives of the Company with effect from 23 August, 2012 for personal reasons. The Board would like to take this opportunity to express its gratitude to Ms. Chen for her valuable contributions to the Company during her tenure of service. Ms. Chen has confirmed that she has no disagreement with the Board, and there is no matter relating to her resignation that needs to be brought to the attention of the Stock Exchange and the shareholders of the Company.

The Board further announces that, in compliance with Rule 3.05 of the Listing Rules, Professor Lawrence Juen-Yee Lau (“Professor Lau”), a non-executive director of the Company, has been appointed as one of the authorised representatives of the Company with effect from 23 August, 2012. Mr. Gareth Kung (“Mr. Kung”), the Company’s Chief Financial Officer, has also been appointed as the company secretary of the Company with effect from 23 August, 2012. Brief biographies of Professor Lau and Mr. Kung are set out below.

Professor Lawrence Juen-Yee Lau

Professor Lau is a non-executive director of the Company. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment, as well as Vice-Chairman of the Advisory Committee of Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of Hong Kong Special Administrative Region and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also non-executive Vice-Chairman of CITIC Capital Holdings Limited, and an independent non-executive director of CNOOC Limited and Far EasTone Telecommunications Company Limited.

Mr. Gareth Kung

Prior to joining SMIC as Chief Financial Officer, Mr. Kung had over twenty-two years of experience working as a chief financial officer of publicly listed companies, private equity investment manager, banker and auditor. From 2003 to 2009, Mr. Kung worked at SMIC as the Group Treasurer and subsequently as the Group Controller.

Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in accountancy from National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of the Association of Chartered Certified Accountants. Mr. Kung is also a Chartered Financial Analyst.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 27 August 2012

• For identification only

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board and executive Director; Tzu-Yin Chiu as Chief Executive Officer and executive Director, Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his alternate) and Zhou Jie as non-executive Directors; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as independent non-executive Directors.